                      SECURITIES AND EXCHANGE COMMISSION,
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       United Investors Growth Properties
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Aimco Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

---------------------------------------------------------------------------------------------
Transaction valuation*                                  Amount of filing fee
---------------------------------------------------------------------------------------------
$78,118.27                                              $7.18
---------------------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 19,529.57 units of limited partnership interest of United Investors Growth Properties for $78,118.27. Pursuant to Rule 0-11 of the Exchange Act of 1934, as amended, the filing fee equals $92 per $1,000,000 (prorated for amounts less than $1,000,000). The filing fee is calculated by multiplying the aggregate offering by .000092.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                        Filing Party:

Form or Registration No.:                        Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.      [ ] going-private transaction subject to Rule 13e-3.

            [ ] issuer tender offer subject to Rule 13e-4.           [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

     This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of United Investors Growth Properties, a Missouri limited partnership, at a price of $4 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated February 25, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

     The information in Exhibits 1-3, 5, 6 and 7 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

     Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 12. Exhibits.

          1 Offer to Purchase limited partnership units of United Investors Growth Properties, dated February 25, 2002.

          2 Letter of Transmittal and related instructions, dated February 25, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)).

          3    Acknowledgement and Agreement, dated February 25, 2002.

          4 Letter, dated February 25, 2002 from AIMCO Properties, L.P., to the limited partners of United Investors Growth Properties.

          5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report for the period ended September 30, 2001, filed on Form 10-Q on November 14, 2001, is incorporated herein by this reference.)

          6 Quarterly Report of AIMCO Properties, L.P., for the period ending September 30, 2001, filed on Form 10-Q on November 14, 2001, incorporated herein by this reference.

          7 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2000, filed on Form 10-K/A on May 1, 2001, incorporated herein by this reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2002
                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                           --------------------------------
                                           Executive Vice President

                                       AIMCO-GP, INC.

                                       By: /s/ Patrick J. Foye
                                           --------------------------------
                                           Executive Vice President


                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY

                                       By: /s/ Patrick J. Foye
                                           --------------------------------
                                           Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------

  1                Offer to Purchase limited partnership units of United
                   Investors Growth Properties, dated February 25, 2002.

  2                Letter of Transmittal and related instructions, dated
                   February 25, 2002 (included as Annex II to the Offer to
                   Purchase attached as Exhibit (1)(a)).

  3                Acknowledgement and Agreement dated, February 25, 2002.

  4 Letter, dated February 25, 2002 from AIMCO Properties, L.P., to the limited partners of United Investors Growth
                   Properties.

  5                Third Amended and Restated Credit Agreement (Secured
                   Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings,
                   Inc., NHP Management Company, Bank of America, N.A., Fleet
                   National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report for the quarter ended September 30, 2001, filed on Form 10-Q on November 14,
                   2001, is incorporated herein by this reference.)

  6 Quarterly Report of AIMCO Properties, L.P., for the period ending September 30, 2001 filed on Form 10-Q on November 14,
                   2001, incorporated herein by this reference.

  7                Annual Report of AIMCO Properties, L.P. for the year ended
                   December 31, 2000 filed on Form 10-K/A on May 1, 2001, incorporated herein by this reference.